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                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /             Check this box if no longer subject to Section 16.
                  Form 4 or Form 5 obligations may continue.  See
                  Instruction 1(b).

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
          1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Atchison                  Robert                         L.
         (Last)                   (First)                   (Middle)

         500 Broadway
                                  (Street)

         Redwood City                CA                      94063
         (City)                   (State)                    (Zip)



2.       Issuer Name and Ticker or Trading Symbol

         Ampex Corporation (AXC)



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)

         11/97

5.       If Amendment, Date of Original
         (Month/Year)



6.       Relationship of Reporting Person(s) to Issuer
                           (Check all applicable)

                 Director                                   10% Owner
            X    Officer (give title below)                 Other (specify
                                                            below)

         Vice President



7.       Individual or Joint/Group filing (Check Applicable Line)

            X    Form filed by One Reporting Person
                 Form filed by More than One Reporting Person

                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Trans-      3. Trans-     4. Securities Acquired (A)  5. Amount of   6. Ownership   7. Nature of
   Security       action         action        or Disposed of (D)          Securities     Form:          Indirect
   (Instr.3)      Date           Code          (Instr.3, 4 and 5)          Beneficial     Direct (D)     Beneficial
                  (Month         (Instr.8)                                 ly Owned       or             Ownership
                  /Day/Year)                                               at End of      Indirect
                                                                           Month          (I)            (Instr. 4)

                                                                           (Inst. 3       (Instr. 4)
                                                                           and 4)
                              ------------------------------------------------------------------------------------------
                               Code    V      Amount    (A) or  Price
                                                         (D)

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)



1. Title of     2.  Conver-    3. Trans-     4. Transaction    5. Number of Deriv-   6. Date Exercisable and
   Derivative       sion or       action        Code              ative Securities      Expiration Date
   Security         Exercise      Date                            Acquired (A) or       (Month/Day/Year)
   (Instr.3)        Price of                    (Instr. 8)        Disposed of (D)
                    Deri-         (Month/
                    vative        Day/                            (Instr. 3, 4,
                    Security      Year)                           and 5)

                                             -------------------------------------------------------------------------------------
                                               Code      V       (A)           (D)      Date Exer-   Expiration
                                                                                        cisable         Date
----------------------------------------------------------------------------------------------------------------------------------
Option to acquire   $3.125        11/19/97       A        V      65,000                   (Note 1)       (Note 1)
(Note 1)
----------------------------------------------------------------------------------------------------------------------------------
Option to acquire   $5.875        11/19/97       D        V                     25,000    (Note 3)       (Note 3)
(Note 3)
----------------------------------------------------------------------------------------------------------------------------------
Option to acquire   $5.75         11/19/97       D        V                     40,000    (Note 4)       (Note 4)
(Note 4)
----------------------------------------------------------------------------------------------------------------------------------







1. Title of     7. Title and Amount of    8. Price of     9. Number of     10. Ownership         11. Nature of
   Derivative      Underlying Securities     Derivative      Derivative        Form of Deriva-       Indirect Bene-
   Security                                  Security        Securities        tive Security:        ficial Owner-
   (Instr.3)       (Instr.3 and 4)                           Beneficially      Direct (D) or         ship (Instr.
                                             (Instr. 5)      Owned at End      Indirect (I)          4)
                                                             of Month          (Instr. 4)


                 ------------------------
                   Title     Amount or                       (Instr. 4)
                             Number of
                             Shares
-----------------------------------------------------------------------------------------------------------------------
         Class A Common Stock  65,000          $0            (Note 2)            D
-----------------------------------------------------------------------------------------------------------------------
         Class A Common Stock  25,000          $0            (Note 2)            D
-----------------------------------------------------------------------------------------------------------------------
         Class A Common Stock  40,000          $0            (Note 2)            D
-----------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option becomes exercisable on October 28, 2002, subject to accelerated vesting as approved by the Stock Incentive Plan Committee in accordance with the Plan. The option expires 15 months after the applicable vesting date.

Note 2: The column 9 total does not include other options outstanding under the Plan, because their exercise prices and exercise periods are different.

Note 3: Cancellation of non-qualified stock option originally granted on June 30, 1997 pursuant to Rule 16b-3 of the Plan. This option would have become exercisable on June 30, 2002, subject to accelerated vesting, and would have expired 15 months after the applicable vesting date.

Note 4: Cancellation of non-qualified stock option originally granted on July 16, 1996 pursuant to Rule 16b-3 under the Plan. This option became exercisable as to 12,500 shares on October 11, 1996; as to 7,500 shares on February 14, 1997; as to an additional 7,500 shares on July 18, 1997; and would have become exercisable as to the remaining 12,500 shares on July 16, 2001, subject to accelerated vesting. This option would have expired 15 months after the applicable vesting dates for such shares.

/s/Robert L. Atchison                12/4/97
--------------------------------    ------------------
 **Signature of Reporting Person           Date
          Robert L. Atchison

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
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